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                              December 20, 2021

       Ezra Levine
       Chief Executive Officer
       Collectable Sports Assets, LLC
       333 Westchester Avenue, Suite W2100
       White Plains, NY 10604

                                                        Re: Collectable Sports
Assets, LLC
                                                            Post-Qualification
Amendment No. 17 to Form 1-A
                                                            Filed November 30,
2021
                                                            File No. 024-11178

       Dear Mr. Levine:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 18, 2021 letter.

       Post-Qualification Amendment No. 17 to Form 1-A Filed November 30, 2021

       General

   1. We note your revisions in response to our comment and your references to "Date series launched: TBD." Please
clarify for us what you mean by this reference. Your response letter indicates that
some series are offered on a delayed basis pursuant to Rule 251(d)(3), however, to comply with
Rule 251(d)(3)(i)(F) of Regulation A, you must commence the
                                                        offering of each series
you qualify within two calendar days of qualification.
                                                        Commencing the offering
of some of the qualified series while delaying the offering of others results in an
impermissible delayed offering of the delayed series under Rule
                                                        251(d)(3)(i)(F) and yet
there are multiple references to "TBD" following qualified series.
                                                        Please advise.
 Ezra Levine
Collectable Sports Assets, LLC
December 20, 2021
Page 2
2. Also, please ensure that you use consistent references to the series titles throughout your offering circular. For example, previous offering circulars referred to one of your series as "#GIANNISIMMACULATE," however, it appears that this same series is now referred to as "GIANNISGOLDIMMACULATE" in the table where you refer to series offerings that have closed. Similarly, "#Ruth1933GoudeyRedAuto" seems to now be referred to as
      "#RUTH33GOUDEYSGC8." Please revise or advise.
       Please contact Nicholas Lamparski at 202-551-4695 or Mara Ransom at 202-551-3264
with any other questions.



                                                           Sincerely,
FirstName LastNameEzra Levine
                                                           Division of
Corporation Finance
Comapany NameCollectable Sports Assets, LLC
                                                           Office of Trade &
Services
December 20, 2021 Page 2
cc:       Gary Brown
FirstName LastName